Exhibit 12

ROCKWELL COLLINS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

NINE MONTHS ENDED JUNE 30, 2002

(in millions, except ratio)

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income before income taxes	$241

Add fixed charges included in earnings:
Interest expense	4
Interest element of rentals	5
Total earnings available for fixed charges	$250

FIXED CHARGES:
Fixed charges included in earnings	$9
Capitalized interest	—
Total fixed charges	$9

RATIO OF EARNINGS TO FIXED CHARGES (1)	27.8

(1)                       In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes and accounting change, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries, and fixed charges excluding capitalized interest. Fixed charges are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest. Our ratio of earnings to combined fixed charges and preferred stock dividends for the period above are the same as our ratio of earnings to fixed charges because we had no shares of preferred stock outstanding for the period presented and currently have no shares of preferred stock outstanding.